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                     June 23, 2023

       Dana Green
       Chief Executive Officer
       GlobalTech Corp
       3550 Barron Way, Suite 13a
       Reno, NV 89511

                                                        Re: GlobalTech Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            File No. 000-56482

       Dear Dana Green:

               We issued comments to you on the above captioned filing on May 30, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expected you to provide a complete, substantive response to these comments by June 22, 2023.

               As a result, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kyle Wiley at 202-344-5791 or Larry Spirgel at 202-551-3815 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Sean Neahusan